================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,          June                                   2006
                  --------------------------------------        ----------------
Commission File Number     000-29898
                      ----------------------------------        ----------------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                  Form 20-F                 Form 40-F  X
                           ----------                ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ------


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No  X
                      ----------                    ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 News Release, dated June 29, 2006 ("Research In Motion Reports First Quarter Results").

                                                                      DOCUMENT 1

RIM [GRAPHIC OMITTED]

                                                  [GRAPHIC OMITTED] News Release

                                                                   June 29, 2006
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

Waterloo,  ON - Research In Motion Limited (RIM) (Nasdaq:  RIMM; TSX:
RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended June 3, 2006 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the first quarter of fiscal 2007 was $613.1 million, up 9.2% from $561.2 million in the previous quarter and up 35.1% from $453.9 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 71% for handhelds, 19% for service, 7% for software and 3% for other revenue. During the quarter, RIM shipped 1.2 million devices.

The total number of BlackBerry subscriber accounts in the quarter increased by approximately 680,000, in-line with the forecast provided in RIM's press release on Q4 results, to approximately 5.5 million total subscriber accounts.

"RIM delivered a solid quarter with strong revenue, earnings and subscriber results," said Jim Balsillie, Chairman and Co-CEO at RIM. "BlackBerry's ongoing competitive dominance is driving strong growth in existing markets and fuelling substantial international expansion."

GAAP net income for the quarter was $129.8 million, or $0.68 per share diluted, as compared with net income of $18.4 million, or $0.10 per share diluted, in the prior quarter. Operating expenses increased in-line with our expectations as RIM continued to invest in new product development and international market expansion. Adjusted net income excluding stock option expense was $134.2 million, or $0.70 per share diluted.

The adjusted net income and earnings per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

Revenue for the second quarter of fiscal 2007 ending September 2, 2006 is expected to be in the range of $620-$650 million. Subscriber account additions in the second quarter are expected to be in the range of 675,000-700,000. GAAP earnings per share for the second quarter are expected to be in the range of 67-73 cents per share diluted. Adjusted earnings per share for the second quarter, which excludes estimated stock option expense of between $4.0-$5.0 million, are forecast to be in the range of 69-75 cents per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $1.26 billion as at June 3, 2006, compared to $1.25 billion at the end of the previous quarter, an increase of $6.5 million over the prior quarter. Uses of cash in the quarter included the acquisition of Ascendent Systems.

Reconciliation of GAAP net income to Adjusted net income
(United States dollars, in thousands except per share data)


                                                                   For the three
                                                                    months ended
                                                                    June 3, 2006
--------------------------------------------------------------------------------

GAAP net income, as reported                                        $    129,773

Adjustment:

  Stock option expense                                                     4,400

                                                                    ------------
Adjusted net income                                                 $    134,173
                                                                    ============
Adjusted net income per share, diluted                              $       0.70
                                                                    ============

Note: Adjusted net income and adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM's GAAP results.

Highlights of the first quarter:

o    RIM surpassed the 5 million subscriber milestone.
o    RIM acquired Ascendent Systems.
o    Yahoo! and RIM announced an expanded global relationship.
o RIM launched BlackBerry Enterprise Server(TM) v4.1 and BlackBerry Enterprise Server - Small Business Edition v4.1 for Microsoft Exchange, IBM Lotus Domino and Novell GroupWise.
o RIM launched BlackBerry Enterprise Server Express(TM) for small and medium-sized businesses.
o IBM and RIM announced plans for further collaboration. o RIM launched BlackBerry Enterprise Server for MDS Applications(TM).
o RIM announced support for Cisco Unified CallManager 5.0 with the BlackBerry WLAN solution.
o CESG approved BlackBerry for use by government workers handling restricted data in the U.K.
o    Sprint launched the BlackBerry 7130e(TM) in the U.S.
o    Alltel launched the BlackBerry 7130e in the U.S.
o    Dobson Cellular Systems launched the BlackBerry 8700g(TM) in the U.S.
o    SouthernLINC announced plans to introduce BlackBerry in the U.S.
o    T-Mobile USA launched the BlackBerry 8700g in the U.S.
o    SunCom launched the BlackBerry 8700g in the U.S.
o    NTELOS launched BlackBerry in the U.S.
o    Cbeyond launched BlackBerry in the U.S.
o    TELUS launched the BlackBerry 7100i(TM) in Canada.
o    Entel PCS launched the BlackBerry 8700g in Chile.
o America Movil Peru (Claro) launched the BlackBerry 7100g(TM) and BlackBerry 7290(TM) in Peru.
o America Movil Argentina (CTI Movil) announced plans to introduce BlackBerry 7100g and BlackBerry 7290 in Argentina.
o America Movil Colombia (Comcel) launched the BlackBerry 7100g and BlackBerry 7290 in Colombia.
o    Etisalat launched BlackBerry in the United Arab Emirates.
o    KPN launched the BlackBerry 8700g in the Netherlands.
o    Mobistar launched the BlackBerry 8700f(TM) in Belgium.
o    Si.mobil launched the BlackBerry 8700v(TM) in Slovenia.
o    Vodafone Germany launched the BlackBerry 8707v in Germany.
o    Vodafone U.K. launched the BlackBerry 8707v in the U.K.
o    SFR launched the BlackBerry 8707v in France.
o    O2 launched the BlackBerry 7130g in the UK.
o    China Mobile launched BlackBerry service in China.
o    KT Powertel launched BlackBerry in Korea.
o    Vodafone Fiji launched BlackBerry in Fiji.
o    PCCW launched BlackBerry in Hong Kong.
o    CSL launched the BlackBerry 8700g in Hong Kong.
o    3 Hong Kong launched the BlackBerry 8700g in Hong Kong.
o    SmarTone-Vodafone launched the BlackBerry 8700v in Hong Kong.
o    Airtel launched the BlackBerry 8700g in India.
o    AIS launched the BlackBerry 8700g in Thailand.
o    TrueMove launched the BlackBerry 8700g in Thailand.
o Globe Telecom launched the BlackBerry 8700g in the Philippines.
o    Maxis launched the BlackBerry 8700g in Malaysia.
o    MobileOne launched the BlackBerry 8700v in Singapore.

o    SingTel launched the BlackBerry 8700g in Singapore.
o    StarHub launched the BlackBerry 8700g in Singapore.
o    Telkomsel launched the BlackBerry 8700g in Indonesia.
o    Telstra launched the BlackBerry 8700g in Australia.
o SingTel launched BlackBerry(R) Connect(TM) for the Palm(R) Treo(TM) 650 in Singapore.
o    Telstra launched BlackBerry Connect for the Palm Treo 650 in Australia.
o    Optus launched BlackBerry Connect for the Palm Treo 650 in Australia.
o    StarHub launched BlackBerry Connect for the Palm Treo 650 in Singapore.
o BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

Highlights Subsequent to Quarter End:

o    Cingular launched the BlackBerry 7130c(TM) in the U.S.
o    Rogers launched the BlackBerry 7130g in Canada.
o    Amena launched the BlackBerry 8700g in Spain.
o    Mobiltel launched BlackBerry in Bulgaria.
o    LUXGSM launched the BlackBerry 8707v in Luxembourg.
o    Vodafone Spain launched the BlackBerry 8707v in Spain.
o    Vodafone Ireland launched the BlackBerry 8707v in Ireland.
o Vodafone Netherlands launched the BlackBerry 8707v in the Netherlands.
o    Vodafone U.K. launched the BlackBerry 7130v in the U.K.
o    Proximus launched the BlackBerry 8707v in Belgium.
o    SmarTone-Vodafone launched the BlackBerry 8707v in Hong Kong.
o    Optus launched the BlackBerry 7130g in Australia.
o    Telstra launched the BlackBerry 7130g in Australia.
o    Smart launched the BlackBerry 8700g in the Philippines.
o    NTT DoCoMo announced plans to launch BlackBerry in Japan.
o    Taiwan Mobile announced plans to launch BlackBerry in Taiwan.

The replay of the company's Q1 conference call can be accessed after 7 p.m. (eastern), June 29, 2006 until midnight (eastern), July 13, 2006.
It can be accessed by dialing 416-640-1917 and entering passcode 21193373#. The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/ index.shtml until midnight July 13, 2006.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                        Investor Contact:
Marisa Conway                         RIM Investor Relations
Brodeur for RIM                       519.888.7465
212.771.3639                          investor_relations@rim.com
mconway@brodeur.com

                                  ###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's revenue and earnings expectations for the second quarter of fiscal 2007, anticipated growth in subscribers, competition, and plans relating to RIM and its carrier partners. The terms and phrases "continuing to", "estimated", "forecast", "expected", "expecting" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov) and RIM's other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                      Research In Motion Limited
                Incorporated under the Laws of Ontario
 (United States dollars, in thousands except per share data)(unaudited)


                 Consolidated Statements of Operations


                                                                  For the three months ended
                                                        June 3,            March 4,            May 28,
                                                           2006             2006                2005
-------------------------------------------------------------------------------------------------------
Revenue                                              $  613,116         $  561,219          $  453,948
Cost of sales                                           275,269            252,566             203,731
                                                    ---------------------------------------------------
Gross margin                                            337,847            308,653             250,217
                                                    ---------------------------------------------------

Gross Margin %                                             55.1%            55.0%               55.1%

Expenses
  Research and development                               51,518             43,851              34,534
  Selling, marketing and administration                 107,255             92,321              62,871
  Amortization                                           16,071             15,322              10,283
  Litigation                                                  -            162,500               6,475
                                                    ---------------------------------------------------
                                                        174,844            313,994             114,163
                                                    ---------------------------------------------------

Income (loss) from operations                           163,003            (5,341)             136,054
  Investment income                                      12,051             19,219              13,816
                                                    ---------------------------------------------------
Income before income taxes                              175,054             13,878             149,870
                                                    ---------------------------------------------------
Provision for (recovery of) income taxes
  Current                                                11,255           (70,725)               2,630
  Deferred                                               34,026             66,249              14,720
                                                    ---------------------------------------------------
                                                         45,281            (4,476)              17,350
                                                    ---------------------------------------------------
Net income                                           $  129,773         $   18,354          $  132,520
                                                    ===================================================
Earnings per share
                                                    ---------------------------------------------------
     Basic                                            $    0.70          $    0.10           $    0.70
                                                    ===================================================
     Diluted                                          $    0.68          $    0.10           $    0.67
                                                    ===================================================

Weighted average number of common shares outstanding (000's)
     Basic                                              186,282            185,558             190,098
     Diluted                                            192,061            191,509             197,872

                      Research In Motion Limited
                Incorporated under the Laws of Ontario
 (United States dollars, in thousands except per share data)(unaudited)


                      Consolidated Balance Sheets


As at                                               June 3,            March 4,
                                                      2006                 2006
-------------------------------------------------------------------------------
Assets
 Current
  Cash and cash equivalents                    $   556,874            $ 459,540
  Short-term investments                           166,275              175,553
  Trade receivables                                393,721              315,278
  Other receivables                                 31,657               31,861
  Inventory                                        134,437              134,523
  Other current assets                              52,870               45,035
  Deferred income tax asset                         66,292               94,789
                                               --------------------------------
                                                 1,402,126            1,256,579

Investments                                        532,749              614,309
Capital assets                                     350,420              326,313
Intangible assets                                   93,681               85,929
Goodwill                                            60,233               29,026
                                               --------------------------------
                                               $ 2,439,209          $ 2,312,156
                                               ================================

Liabilities
 Current
  Accounts payable                             $    76,040            $  94,954
  Accrued liabilities                              149,724              144,912
  Income taxes payable                              13,450               17,584
  Deferred revenue                                  20,017               20,968
  Current portion of long-term debt                    274                  262
                                               ---------------------------------
                                                   259,505              278,680

Long-term debt                                       6,971                6,851
Deferred income tax liability                       26,774               27,858
                                               ---------------------------------
                                                   293,250              313,389
                                               ---------------------------------

Shareholders' Equity                             1,862,874            1,852,554
Paid in capital                                      4,679                  159
Retained earnings                                  277,801              148,028
Accumulated other comprehensive income (loss)          605              (1,974)
                                               ---------------------------------
                                                 2,145,959            1,998,767
                                               ---------------------------------
                                               $ 2,439,209          $ 2,312,156
                                               =================================

                      Research In Motion Limited
                Incorporated under the Laws of Ontario
 (United States dollars, in thousands except per share data)(unaudited)

                Consolidated Statements of Cash Flows

                                                                         For the three months ended

                                                                      June 3, 2006             May 28, 2005
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                            $   129,773              $   132,520

Items not requiring an outlay of cash:
  Amortization                                                             26,809                   18,226
  Deferred income taxes                                                    31,430                   17,389
  Share-based payments                                                      4,520                        -
  Other                                                                      (913)                     612
Net changes in working capital items                                      (92,591)                 (32,881)
                                                                      -------------------------------------
Net cash provided by operating activities                                  99,028                  135,866
                                                                      -------------------------------------
Cash flows from financing activities
Issuance of share capital                                                  10,320                    8,240
Repayment of long-term debt                                                   (63)                     (53)
                                                                      -------------------------------------
Net cash provided by financing activities                                  10,257                    8,187
                                                                      -------------------------------------
Cash flows from investing activities
Acquisition of investments                                                 (5,100)                 (12,408)
Proceeds on sale or maturity of investments                                17,880                   21,255
Acquisition of capital assets                                             (44,065)                 (31,289)
Acquisition of intangible assets                                          (22,091)                  (6,352)
Business acquisitions                                                     (38,878)                  (3,795)
Acquisition of short-term investments                                        (778)                 (98,193)
Proceeds on sale and maturity of short-term investments                    79,987                  289,283
                                                                      -------------------------------------
Net cash (used in) provided by investing activities                       (13,045)                  158,501
                                                                      -------------------------------------
Effect of foreign exchange gain (loss) on cash and
  cash equivalents                                                          1,094                     (584)
                                                                      -------------------------------------
Net increase in cash and cash equivalents for the period                   97,334                  301,970
Cash and cash equivalents, beginning of year                              459,540                  610,354
                                                                      -------------------------------------
Cash and cash equivalents, end of period                               $  556,874              $   912,324
                                                                      =====================================


 As at
                                                                      June 3, 2006            March 4, 2006
-----------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                             $   556,874              $   459,540
Short-term investments                                                    166,275                  175,553
Investments                                                               532,749                  614,309
                                                                      -------------------------------------
                                                                      $ 1,255,898              $  1,249,402
                                                                      =====================================

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          RESEARCH IN MOTION LIMITED
                                      ------------------------------------
                                                    (Registrant)

Date:    June 29, 2006                By:     /S/ DENNIS  KAVELMAN
         -------------                ------------------------------------
                                              Name:    Dennis Kavelman
                                              Title:   Chief Financial Officer